                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                        HAVERTY FURNITURE COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

              MARYLAND                                 58-0281900
(State of incorporation or organization)            (I.R.S. Employer
                                                    Identification No.)

                         866 WEST PEACHTREE STREET, N.W.
                             ATLANTA, GEORGIA 30308
                            TELEPHONE: (404) 881-1911
          (Address, including zip code, of principal executive offices)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       Title of each class                   Name of each exchange on which
       to be so registered                   each class is to be registered
       -------------------                   ------------------------------

COMMON STOCK, $1.00 PAR VALUE                NEW YORK STOCK EXCHANGE, INC.
CLASS A COMMON STOCK, $1.00 PAR VALUE

                                 ---------------

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS EFFECTIVE UPON FILING PURSUANT TO GENERAL INSTRUCTION A.(C)(1), PLEASE CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS TO BECOME EFFECTIVE SIMULTANEOUSLY WITH THE EFFECTIVENESS OF A CONCURRENT REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PURSUANT TO GENERAL INSTRUCTION A.(C)(2), PLEASE CHECK THE FOLLOWING BOX. [ ]

                                 ---------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
                             -----------------------
                                (Title of Class)

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

           The Company has authorized securities comprised of the following: (i) 50,000,000 shares of $1.00 par value Common Stock (the "Common Stock"), (ii) 15,000,000 shares of $1.00 par value Class A Common Stock ("Class A Common Stock"), and (iii) 1,000,000 shares of $1.00 par value Preferred Stock (the "Preferred Stock").

           Except as described below, the Common Stock and Class A Common Stock rank pari passu and possess equal rights and privileges on a share-for-share basis, including any rights to liquidating or other distributions. Stockholders do not have cumulative voting rights, nor do they have preemptive or other rights to subscribe for additional shares of any voting securities of the Company. Upon liquidation, dissolution or winding-up of the Company subject to the preferential rights of any outstanding shares of Preferred Stock, the assets legally available for distribution to stockholders will be distributable ratably among the holders of the shares of all classes of common stock at that time outstanding. No classes of common stock will have any liability for further calls or assessments respecting such shares.

COMMON STOCK

           In all elections of directors, the holders of Common Stock are entitled, voting separately as a class, to elect 25% of the total number of directors of the Company. If such 25% is not a whole number, then the holders of Common Stock are entitled to elect the nearest higher whole number of directors that is at least 25% of the total membership of the Board of Directors. In all other matters, unless otherwise provided in the Articles of Incorporation or as provided by law, each share of the Common Stock has one vote and votes with all other classes of the common stock of the Company as a single class.

           The Common Stock is entitled to a dividend of at least 105% of any dividend paid on the shares of Class A Common Stock (except dividends payable in equity shares of the Company). The Board of Directors may declare and pay dividends on the Common Stock (except dividends payable in shares of Common Stock) without declaring dividends on the Class A Common Stock. If any dividend is declared and paid on the Class A Common Stock in shares of Common Stock or Class A Common Stock, a like dividend must be paid on the Common Stock in shares of Common Stock. The Company may not declare any dividend on shares of Common Stock payable in shares of Class A Common Stock. Shares of Common Stock are not convertible into any other class of equity securities of the Company.

           If, as of the record date of any stockholders' meeting at which directors are to be elected, the number of issued and outstanding shares of Common Stock constitutes less than 10% of the aggregate number of issued and outstanding shares of both Common Stock and Class A Common Stock, then all directors to be elected at such meeting will be elected by the holders of Common Stock and Class A Common Stock voting together as a single class; provided, however, that the holders of Common Stock will have one vote per share and the holders of Class A Common Stock will have ten votes per share with respect to such election.

CLASS A COMMON STOCK

           In all elections of directors, the holders of Class A Common Stock are entitled, voting separately as a class, to elect 75% of the members of the Board of Directors. In all other matters, unless otherwise provided in the Articles of Incorporation or as provided by law, each share of Class A Common Stock has ten votes and votes with all other classes of the common stock of the Company as a single class.

           The Class A Common Stock is convertible on a share-for-share basis into Common Stock at any time at the election of the holder.

           The Company may not declare any dividend on the Class A Common Stock (except dividends payable in equity securities of the Company), unless concurrently there is declared and paid on the Common Stock a dividend of not less than 105% of the amount of the dividend declared and paid on the Class A Common Stock. However, if the Company declares and pays a dividend on the Common Stock in shares of Common Stock, it must concurrently declare and pay a like dividend on the Class A Common Stock in shares of Common Stock or Class A Common Stock. The Company may not declare or pay any dividend in shares of Class A Common Stock on any equity securities of the Company other than Class A Common Stock.

           If, as of the record date for any stockholders' meeting at which directors are to be elected the number of issued and outstanding shares of Class A Common Stock falls below 750,000, then those directors who would otherwise be elected by the holders of Class A Common Stock at such meeting as provided in the Articles of Incorporation will be elected by the holders of Class A Common Stock and Common Stock voting together as a single class; provided, however, that the holders of Class A Common Stock will have ten votes per share and the holders of Common Stock will have one vote per share with respect to such election.

PREFERRED STOCK

           The Company is authorized to issue 1,000,000 shares of Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the stockholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. However, with respect to voting rights, if the Preferred Stock is permitted to vote in the election of directors, such shares will be entitled to only one vote and will vote with the Class A Common Stock. On other matters, the Preferred Stock may not have more than one vote per share and will not be entitled to vote separately as a class, but rather will vote with the holders of Class A Common Stock and Common Stock as a single class. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and Class A Common Stock and may dilute the voting rights of such holders. Preferred Stock shall not be convertible into or exchangeable for Class A Common Stock. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION

           The Company presently has certain provisions in its Articles of Incorporation (the "Articles of Incorporation") which may have the effect, either alone or in combination with each other, of impeding or discouraging a tender offer or takeover attempt that is opposed by the Board of Directors but that a stockholder might consider to be in such stockholder's best interest. Article Eighteenth of the Articles of Incorporation requires the affirmative vote of at least two-thirds of all votes entitled to be cast on the matter in order to approve certain business combinations with any person who owns 5% or more of any class of the Company's outstanding common stock ("related person"), unless such transaction receives the prior approval of three-fourths of the entire membership of the Board of Directors. The term "business combination" includes any merger or consolidation of the Company, any sale of all or substantially all of the assets of the Company or the issuance or exchange of common stock of the Company for cash, assets and/or securities. Article Nineteenth of the Articles of Incorporation, known as the "Fair Price Article," requires that certain price criteria and procedural safeguards for the protection of noncontrolling stockholders be observed by any related person who wishes to effect a business combination with the Company. If these procedural safeguards are not complied with, the proposed business combination must be approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, excluding the votes entitled to be cast by the related person. The requirements of the Fair Price Article are in addition to the requirements set forth in the Eighteenth Article. Finally, Article Twentieth of the Articles of Incorporation, known as the "Business Judgment Article," allows the Board of Directors in evaluating an "Acquisition Proposal" (for example, a tender offer) to consider all relevant factors involved in the proposal and not just the consideration being offered to stockholders in relation to the then current market price of the Company's stock. The Business Judgment Article allows the Board to take into consideration its estimation of the future value of the Company, as well as other factors it deems relevant.

CERTAIN PROVISIONS OF MARYLAND LAW

           Business Combinations. Under the Maryland General Corporation Law, certain "business combinations (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be:
(a) recommended by the corporation's; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and
(ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected. In connection with mergers, consolidations or share exchanges, these requirements do not apply if the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation.

           Control Share Acquisitions. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares owned by the control sh are acquirer, officers and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

           A person who has made or who proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

           Subject to certain conditions and limitations, a Maryland corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by the charter or bylaws of the corporation.

INDEMNIFICATION AND LIMITED LIABILITY

           The Fifteenth Article of the Articles of Incorporation of the Company provides that, to the fullest extent permitted by Maryland law, no director or corporate officer of the Company shall have any liability to the Company or its stockholders for damages. The Fifteenth Article further provides that the Company shall indemnify and advance expenses to its directors and corporate officers to the fullest extent that indemnification of directors is permitted by Maryland law. Article VII, Section 7 of the Company's By-Laws further provides that such indemnification and advancement of expenses are not exclusive of any other rights to which a director may be entitled.

           Section 2-418 of the Maryland General Corporation Law provides, under certain circumstances, for the indemnification of any director made a party to any proceeding by reason of serving as a director of a corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding.

           The Company maintains director and officer liability insurance.

REGISTRAR AND TRANSFER AGENT

           The Company's registrar and transfer agent is SunTrust Bank, Atlanta, Georgia.

ITEM 2.    EXHIBITS

           All exhibits required by Instruction II to Item 2. will be supplied to the New York Stock Exchange, Inc.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HAVERTY FURNITURE COMPANIES, INC.


                                 By:/s/ John E. Slater, Jr.
                                    -------------------------------------------
                                    John E. Slater, Jr.
                                    President and Chief Executive Officer


Date:    August 25, 1998